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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGE AND PREFERRED STOCK DIVIDENDS
(In thousands, except ratio data)

		Year Ended December 31,
	Six Months Ended June 30, 2003
		2002	2001	2000	1999	1998
Income before minority interest and discontinued operations	$75,339	$90,362	$34,710	$57,761	$45,841	$39,252
Add:
Loss on extinguishment debt	576	1,260	16,624	3,147	2,762	422
Distributed income of equity investees	30,371	42,224	28,134	44,003	23,683	32,434
Fixed charges, excluding capitalized interest and preferred dividends and distributions	30,192	48,156	53,731	55,710	49,498	46,366
Amortization of capitalized interest	1,029	1,941	1,661	2,865	821	793
Deduct:
Discontinued operations	(128)	(397)	(403)	(8)	—	—
Equity in earnings of equity investees	(10,964)	(30,509)	(12,398)	(16,224)	(12,287)	(4,579)

	$126,415	$153,037	$122,059	$147,254	$110,318	$114,688

Fixed Charges:
Interest expense, including amortization of debt costs	$30,192	$48,156	$53,731	$55,710	$49,498	$46,366
Loss on extinguishment of debt	576	1,260	16,624	3,147	2,762	422
Capitalized interest	28,133	40,739	25,670	21,058	13,065	8,761

Total fixed charges	$58,901	$90,155	$96,025	$79,915	$65,325	$55,549
Preferred stock dividends (1)	11,227	2,555	—	—	—	—

Total fixed charges and preferred dividends	$70,128	$92,710	$96,025	$79,915	$65,325	$55,549

Ratio of earnings to combined fixed charges	2.0	1.7	1.3	1.8	1.7	2.1
Ratio of earnings to combined fixed charges and preferred dividends	1.7	1.7	1.3	1.8	1.7	2.1

(1)
Preferred dividends for the Company's Series A cumulative convertible preferred stock are being treated as interest expense consistent with the Company's financial statements. The dividends on the Series A cumulative convertible preferred stock recorded as interest expense were $4,095, $8,258 and $5,400 for the six months ended June 30, 2003 and 2002 the years ended December 31, 2002 and 2001, respectively. The Company did not have any preferred stock outstanding prior to 2001.

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  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGE AND PREFERRED STOCK DIVIDENDS (In thousands, except ratio data)